

SEC 05040359 SSION

VF 3-25-05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49984

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SVG NORTH AMERICA INC. (F/K/A SCHRODER VENTURES NORTH AMERICA INC.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 CUSTOM HOUSE STREET, SUITE 1010
(No. and Street)

BOSTON	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARC BONAVITACOLA 617-292-2550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG
(Name – *if individual, state last, first, middle name*)

200 CLARENDON STREET	BOSTON	MA	02116
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 04 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2005
WASH. D.C. 179

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



VF 3-28-05

OATH OR AFFIRMATION

I, MARC BONAVITACOLA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SVG NORTH AMERICA INC., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VICE PRESIDENT / TREASURER

Title

See reverse

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. INCLUDED IN AUDITOR'S REPORT

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
SVG North America Inc.

We have audited the accompanying statement of financial condition of SVG North America Inc. (the Company) as of December 31, 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 4, 2005

SVG North America Inc.

Statement of Financial Condition

December 31, 2004

Assets	
Cash and cash equivalents	$136,325
Receivable due from affiliate	45,584
Demand note due from affiliate	274,527
Prepaid income taxes	13,374
Total assets	$469,810
Liabilities and stockholder's equity	
Liabilities:	
Accrued expenses	$ 24,500
Stockholder's equity:	
Common stock (3,000 shares authorized, issued and outstanding, $1 par value)	3,000
Additional paid-in-capital	297,000
Retained earnings	145,310
Total stockholder's equity	445,310
Total liabilities and stockholder's equity	$469,810

See accompanying notes.

SVG North America Inc.

Notes to Financial Statements

December 31, 2004

1. Organization and Nature of Business

SVG North America Inc. (the Company), formerly known as Schroder Ventures North America Inc., was incorporated on September 16, 1996 under the laws of Delaware, U.S.A. The Company is registered as a broker-dealer with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers. On June 18, 2001, the Company was sold by Schroder Venture Managers Inc. to Schroder Ventures (London) Limited, currently known as SVG Advisers Ltd (SVGA). The Company provides services under an amended marketing agreement effective January 1, 2003, to its immediate parent, SVGA. The Company's ultimate parent is SVG Capital plc, formerly known as Schroder Ventures International Investment Trust plc, which is registered in England. The Company and its affiliates changed their names, as noted above, on May 10, 2004.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Standards No. 109, *Accounting for Income Taxes*, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred state income tax assets and liabilities are computed annually for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to effect state taxable income.

3. Income Taxes

Income tax expense consisted of the following for the year ended December 31, 2004:

Current:	
Federal	$ 2,898
State	2,028
Total current	4,926
Deferred:	
Federal	10,599
State	7,416
Total deferred	18,015
Total income tax expense	$22,941

During prior years, the Company had a deferred tax liability related to fixed assets that was not recorded for book purposes. This liability was identified and tax expense was recorded in the current year in the amount of approximately $18,000. Due to this item, there is a difference between the actual effective tax rate of approximately 107% in the current year and the blended statutory tax rate of approximately 23%.

All temporary differences have reversed and, therefore, the Company has no deferred tax assets or liabilities as of December 31, 2004.

4. Related Party Transactions

Included in the statement of operations is $417,170 of fee income from SVGA. The Company earns 105% of expenses for services performed under a marketing agreement. This is the Company's sole source of revenue with the exception of interest income. At December 31, 2004, amounts receivable from SVGA related to this income was $45,584.

On September 30, 2004, the Company signed a demand note with SVG Advisors Inc. (SVGI) related to the 2003 transfer of assets to SVGI to assist it in starting business operations. This note and related accrued interest totaled $274,527 at December 31, 2004. Interest accrues quarterly at the rate of 5% per annum, and principal and interest are due on demand. At December 31, 2004, $3,389 of interest was accrued on the demand note.

In accordance with an agreement with SVGI dated January 1, 2003, the Company pays a fee of $30,000 per month for SVGI to perform accounting, financial, and administrative services for the Company.

5. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $111,665, which was $106,665 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .22 to 1.